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              [LETTERHEAD OF PRICEWATERHOUSECOOPERS APPEARS HERE]





Independent Accountants' Report


To the Trustees of The Victory Portfolios

We have examined management's assertion about The Victory Portfolios' (comprising the Gradison Government Reserves Fund, Institutional Money Market Fund, Federal Money Market Fund, U.S. Government Obligations Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Ohio Municipal Money Market Fund, Limited Term Income Fund, Intermediate Income Fund, Fund For Income, Government Mortgage Fund, Investment Quality Bond Fund, National Municipal Bond Fund, New York Tax-Free Fund, Ohio Municipal Bond Fund, Balanced Fund, Convertible Securities Fund, Real Estate Investment Fund, Value Fund, Lakefront Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Growth Fund, Special Value Fund, Ohio Regional Stock Fund, Small Company Opportunity Fund, International Growth Fund, LifeChoice Conservative Investor Fund, LifeChoice Moderate Investor Fund, and LifeChoice Growth Investor
Fund) compliance with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 as of October 31, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for The Victory Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about The Victory Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about The Victory Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1999, with respect to securities of The Victory Portfolios:

 .  Count and inspection of all securities located in the vault of Key Trust
   Company of Ohio, N.A. in Cleveland, Ohio;

 . Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, Depository Trust Company, or Bank of New York;

 . Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

 . Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Key Trust Company of Ohio, N.A.'s records;



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 .  Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents; and

 .  Reconciliation of all such securities to the books and records of The Victory
   Portfolios and Key Trust Company of Ohio N.A.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on The Victory Portfolios' compliance with specified requirements.

In our opinion, management's assertion that The Victory Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999, with respect to securities reflected in the investment accounts of The Victory Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Victory Portfolios and the Securities and Exchange Commission and should not be used for any other purpose.




/s/ PricewaterhouseCoopers LLP


Columbus, Ohio
December 16, 1999
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       Management Statement Regarding Compliance With Certain Provisions
                     of the Investment Company Act of 1940


We, as members of management of The Victory Portfolios (comprising the Gradison Government Reserves Fund, Institutional Money Market Fund, Federal Money Market Fund, U.S. Government Obligations Fund, Prime Obligations Fund, Financial Reserves Fund, Tax-Free Money Market Fund, Ohio Municipal Money Market Fund, Limited Term Income Fund, Intermediate Income Fund, Fund For Income, Government Mortgage Fund, Investment Quality Bond Fund, National Municipal Bond Fund, New York Tax-Free Fund, Ohio Municipal Bond Fund, Balanced Fund, Convertible Securities Fund, Real Estate Investment Fund, Value Fund, Lakefront Fund, Established Value Fund, Diversified Stock Fund, Stock Index Fund, Growth Fund, Special Value Fund, Ohio Regional Stock Fund, Small Company Opportunity Fund, International Growth Fund, LifeChoice Conservative Investor Fund, LifeChoice Moderate Investor Fund, and LifeChoice Growth Investor Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of The Victory Portfolios' compliance with the requirements of subsections (b) and (c) of Rule l7f-2 as of October 31, 1999. Based on this evaluation, we assert that The Victory Portfolios were in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999, with respect to securities reflected in the investment accounts of The Victory Portfolios.






The Victory Portfolios